UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Interim Company Secretary

Date 26 October 2016

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

450M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

MARKET RELEASE

26 October 2016

NOVOGEN PRESENTS AT AUSBIOTECH CONFERENCE

Sydney, 26th October 2016 – Australian oncology-focused biotechnology company Novogen Ltd (ASX: NRT; NASDAQ: NVGN) is pleased to release the presentation that CEO, Dr James Garner will be presenting at the AusBiotech Conference 2016 being held in Melbourne, Australia.

Dr James Garner will be presenting today in Melbourne at the Melbourne Convention Centre at 10:05 am, AEDT.

[ENDS]

Non-Executive Director Dr James Garner Chief Executive Officer Managing Director Mr Ian Phillips MNZM Non-Executive Director Mr Iain Ross Non-Executive Director Mr Steven Coffey Non-Executive Director	Media and Investor Relations Glen Zurcher E: glen.zurcher@irdepartment.com.au T: +61 420 249 299	Investor Relations (US) Robert Kennedy E: robert.kennedy@novogen.com T: +1 212 519 9832 / +1 646 662 3574

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an oncology-focused biotechnology company based in Sydney, Australia. Novogen has two proprietary drug discovery platforms (superbenzopyrans and anti-tropomyosins) with the potential to yield first-in-class agents across a range of oncology indications. The three lead molecules Cantrixil, Anisina, and Trilexium are in preclinical development, with the most advanced molecule, Cantrixil, slated to enter clinical trials in late 2016. For more information, please visit: www.novogen.com

Novogen Limited Presentation to Australia Biotech Invest Annual Conference Dr James Garner Melbourne, VIC Chief Executive Officer 26th October 2016 james.garner@novogen.com NOVOGEN Version 1.0

Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation. NOVOGEN 1

Novogen is a biotech company dedicated to driving sustainable, long-term growth in shareholder value Focus on unmet medical need Financially sound Pipeline of novel therapies, targeting Listed on ASX and NASDAQ, with cash oncology patients poorly served by runway sufficient to drive existing existing treatment options pipeline for at least two years Clinical stage Strong management and Board Lead molecule entering phase I in Q4 Lean team of internationally-2016, with substantial flow of value- experienced pharma executives, driving milestones over 12-18 months overseen by seasoned Board 2 OVOGEN

Novogen is listed on ASX and NASDAQ (via ADRs) and is well-funded for current operations Share Price (US$) 3.00 NVGN Market Capitalisation AU$ 41 million NASDAQ Biotech Index 2.50 ASX: NRT Listing 2.00 NASDAQ: NVGN (1:25 ratio) Average Daily Volume ASX: ~570,000 /day 1.50 NASDAQ: ~50,000 ADRs /day 1.00 450 million Shares on Issue Volume (40% US, 60% Australia) 0.50 Outstanding 74 million Options / Warrants 0.00 Cash at Bank US$ 25 million Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 3 NOVOGEN

Novogen is oncology-focused, with a robust in-house pipeline and strong partnering aspirations Assets from internal discovery engines Programs taken through Molecules partnered with preclinical and clinical pharma / large biotech for development, generally to phase III development Assets in-licensed from completion of phase II and commercialization external partners 4 NOVOGEN

Novogen is configured for efficient and effective drug development 2015 2016 Early-stage, discovery-focused Clinical-stage, development-biotech with mixed portfolio of focused biotech, dedicated to projects and limited clarity in path oncology, and highly focused on to value generation value generation Rationalisation of portfolio to focus on three most advanced oncology opportunities; deprioritization of early stage rare diseases program Addition of internationally-experienced pharma executives to team Establishment of Scientific Advisory Board Development of rigorous GxP quality systems Rationalisation of corporate structure and governance 5 NOVOGEN

Novogen has a strong management team with international experience in big pharma Dr James Garner Chief Executive Officer & Managing Director Physician / MBA; Extensive pharma drug development experience Dr David Brown Chief Scientific Officer Twenty years of drug discovery and development experience Dr Gordon Hirsch Chief Medical Officer Physician / MBA; Twenty years of pharmaceutical industry experience Dr Peng Leong Chief Business Officer Eighteen years of business development and investment banking experience Dr Andrew Heaton VP, Drug Discovery Twenty years of medicinal chemistry experience Cristyn Humphreys Chief Financial Officer Chartered accountant with twenty years of experience in corporate roles 6 NOVOGEN

Novogen's pipeline includes three molecules, with two entering the clinic over the next nine months

ATM Platform	First-in-class program targeting cancer-specific tropomyosin isoform in cytoskeletal microfilaments of cancer cells, leading to apoptosis
SBP Platform	First-in-class program based on earlier clinically-validated isoflavone chemotype (e.g. phenoxidiol, MEI Pharma), but with distinct IP space and greater preclinical activity

			Lead Optimisation	Preclinical Proof-of-Concept	IND-Enabling Tox & CMC	Phase I Clinical Trials	Phase II Clinical Trials	*Patent Expiry*
SBP	TRXE-002-1	Ovarian Cancer	→	→	→	Phase I 4Q 2016		2035
ATM	ATM-3507	Solid Tumours	→	→	→	IND 2017		2035
SBP	TRXE-009	Solid Tumours	→					2035

NOVOGEN

7

Novogen is oncology-focused, with a robust in-house pipeline and strong partnering aspirations Assets from internal discovery engines Programs taken through Molecules partnered with preclinical and clinical pharma / large biotech for development, generally to phase III development Assets in-licensed from completion of phase II and commercialization external partners 4 NOVOGEN

NOVOGEN